Exhibit 99.1
TERMINATION AND AMENDMENT AGREEMENT
     This Termination and Amendment Agreement (this “Agreement”) is effective as of September 20, 2005 by and among Sify Limited, a company with limited liability formed under the laws of the Republic of India (“Sify”) and Satyam Computer Services Limited, a company with limited liability formed under the laws of the Republic of India (“SCS”).
Recitals
A.	Sify, SAIF, SCS and VentureTech were parties to an Investor Rights Agreement dated October 7, 2002(The “Investor Rights Agreement”).
B.	SAIF had irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement and its designee Ravi C Adusumalli resigned from Sify’s Board of Directors effective April 19,2005 through a Termination and Amendment Agreement dated April 19, 2005
C.	Venture Tech irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement and its designee Sandeep Reddy resigned from Sify’s Board of Directors effective July 21,2005 through a Termination and Amendment Agreement dated July 21, 2005.
D.	SCS now desires to irrevocably terminate all of its rights and obligations pursuant to the Investor Rights Agreement and thereby also terminate the Investor Rights Agreement in its entirety.
E.	Sify also by signing this Agreement terminates all of its obligations under the Investor Rights Agreement and hereby wishes to cancel the Investor Rights Agreement entirely.
In consideration of the foregoing and for additional consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
A.	Agreement
1.	All rights and obligations of SCS pursuant to the Investor Rights Agreement are hereby irrevocably terminated. Without limiting the generality of the foregoing, it is expressly agreed that SCS shall not have any right or obligations under Article II (Restrictions on Transfers of Shares) or Article III (Rights of First Offer, Tag-Along Rights and Drag Along Rights) of the Investor Rights Agreement.
2.	The termination of SCS’s rights and obligations pursuant to the Investor Rights Agreement shall operate as an amendment of the Investor Rights agreement as contemplated by Section 9.59(b) thereof.
3.	The Rights, Duties and Obligations of all the parties to the Investor Rights Agreement shall henceforth cease to exist.

     IN WITNESS WHEREOF, the undersigned have executed or have caused to be executed, this Termination and Amendment Agreement as of the date first written above.

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ B Rama Raju
Name:	B Rama Raju
Title:	Managing Director

SIFY LIMITED
By:	/s/ R Ramaraj
Name:	R Ramaraj
Title:	MD & CEO